EXHIBIT 4.14

                                                    COMMERZBANK

                                                    FILIALE GVTTINGEN




                                                    Postanachirft:
                                                    1531
                                                    37005 Gdttlngen
Vertraulich / Confidential
                                                    GeschSftsr3uma:
Korona- Haushaltswaren GmbH & Co. KG                PrinzenstraGe 2
                                                    37073 G6ttingen
                                                    S.W.I.F.T.-Code: COBADEFF
                                                    260
- Geschaftsleitung -
                                                    Telefon: 0551/408-0
                                                      Landeszentralbank-Giro:
Auf d. Huttenberge 1 - 3                            Telefax: 0551/408-223
                                                      (Bankleitzahl) 26040030
                                                    Internet:www.aommembank.de
35428 Langgoens.



Ihre/Your/Votre Ref.   Unsere/Our/Notre Ref.   Phone extension       Date
                           H. Grubl/LCO            - 25.1            8 May 2003


Credit Agreement
Account nos. 4300422 and 4343133 with our Northeim branch


Dear Sirs,

Referring to our previous credit agreements and to the talks conducted with you, we are pleased to confirm our willingness to grant you an operating credit amounting to

                                Eur 1,900,000.00
              (in words: (euro) one million nine hundred thousand).

This credit will be valid until 31 December 2003. Notwithstanding the rights of termination resulting from the "General Terms and Conditions", either-the Bank or the Customer shall be entitled to terminate the credit at any time without prior notice and without stating any reasons. When exercising the right of termination, the Bank will duly consider the legitimate interests of the Customer and grant him a reasonable settlement period.

The credit may be used via the accounts nos. 4343133 and 4300422; except for sub-account no. 4300422.00 EUR due to the rights of Heller Bank AG and the assignment declaration, which we are going to sign in this context and in which we undertake to strictly keep said sub-account on a non-borrowing basis. In this context you shall authorise us to balance your account no. 4300422.00 EUR by transfer to the debit of your account no. 4343133.00 EUR.

At present and pending further notice, we charge you an interest rate of 5.5 % p.a. for drawn credit amounts. Interest is due for payment at the end of each quarter for the corresponding current quarter.
Additionally, we charge you a credit commission of 0.2% p.a. for the granted credit line.

Pending further notice, this credit can be used at choice via special credit schemes, such as money market operations, eligible commercial bills with bill debto'es of our consent and of excellent credit standing, USD credits (max. 30% of the line), forward exchange dealings and


  Commerzbank Aktiengesellschaft - Sitz der Bank: Frankfurt am Main (HRB 320001) Vorsitzender des Aufsichtsrates: Martin Kohlhaussen
  Vorstand: Klaus-Peter MOUer, Sprecher
  Martin Blessing, Mehmet Delman, Wolfgang Hartmann, Andreas de Maizi&re,
  Klaus M_ Patlg, Axel Frhr. v. Ruedorffer, Nicholas R. Teller

                                                               COMMERZBANK

                                                               FILIALE GOTTINGEN


page 2 - `Letter to: I Korona- Haushaltswaren GmbH & Co KG - Geschaftsleitung -
--------------------------------------------------------------------------------
dated 8 May 2003'
-----------------

the provision of guarantees and documentary credits. Within the scope of the credit line, we will also buy promissory notes issued by you for Commerzbank AG as payee, or notes showing another company or self-employed person with registered office in Germany as__party to the bill and which you have endorsed to us. The individual features of the special credit schemes, such as amount / utilisation, term, conditions, must be agreed with us individually before concluding a deal.

As stated above, the credit line will also be available for the conclusion of OTC foreign exchange transactions (spot, futures, options on foreign exchange transactions) with a maximum term of 7 months. Foreign exchange transactions with a term exceeding the above stated credit time limit of 31 December 2003 are to be agreed individually; they must also be covered by collateral. In this respect, we would like to refer to our provisions on page 3 of this letter.

We will set off the individual financial futures against the credit limit at,their current market value plus a surcharge - which will be subject to change during the term of the contract - for potentially higher future risks ("set-off amount"). Offsetting transactions are also considered. As far as the individual financial futures (including offsetting transactions) are covered by a netting agreement, we will consider the risk-reducing effect of the netting by decreasing the set-off amounts.

As unexpected market fluctuations can cause additional risks,. we will only conclude new financial futures (including offsetting transactions) within the scope of the above mentioned cash credit line, if the set-off amount of the new transaction in consideration of the current utilisation of the cash credit line will not exceed 70% of the line then available. Upon request, we will be pleased to tell you the current utilisation of. this limit. Should it become necessary to change the set-off method due to changes of laws, decrees, ordinances, publications or disclosures of the supervising authorities or other regulations currently in force, we will inform you accordingly in time. Moreover, we can switch from one set-off method to another legally admitted set-off method upon prior notice, if the latter corresponds better with the default risk. The change of the set-off method will come into force at the date mentioned in our notice.

The following collateral shall serve to cover the granted credit line:

EUR  1,900,000.00   Standby Letter of Credit of -Hang Seng Bank Ltd., Hong Kong,
                    applicant Bonso Electronics Ltd., dated 1 1 May 2001, time limit now 20 January 2004.

For details and conditions, please refer to the Letter of Credit. Other assets serve as collateral as stipulated under item 14 of our "General Terms and Conditions". We would like to be informed no later than- 12 December 2003 about any extension of the letter of credit (and its future amount) by a timely and binding extension letter of the creditopening bank, so that we can initiate the necessary steps within our bank for extending the credit in due time before it expires.

                                                              COMMERZBANK

                                                              FILIALE GOTTINGEN


page - 3 - 'Letter to: I Korona- Haushaltswaren GmbH & Co. KG - Geschaftsleitung
--------------------------------------------------------------------------------
- , dated 8 May 2003'
---------------------

Moreover it is understood that guarantees still furnished upon termination of the credit agreement must then be. covered in cash. The same shall apply for special credit schemes, if their terms exceed that of the credit, especially for risk positions resulting from OTC.foreign exchange transactions (they are to be increased by a flat risk supplement of 30% for unexpected market fluctuations).

Moreover, it shall be agreed that any future cash shortage will be covered by your parent company Bonso Electronics International Inc.

For the term of the credit it is agreed that any current and future obligation stipulated with other banks as regards maintaining or complying with certain economic and financial relations or ratios shall also apply to our credit. You will provide us with timely copies of reports, notices or confirmations sent to these banks as regards maintaining or complying with such obligations. Additionally, you undertake to inform us immediately about any current and future obligations entered into.

Compliance with the above stipulations is a precondition for granting and maintaining the credit. In case of non-compliance with the granting and / or of insufficient statements we are --entitled to terminate the, credit for good cause with immediate effect. This- applies notwithstanding the bank's rights of termination .resulting from the "General Terms and Conditions" (Allgemeine Geschaftsbedingungen, AGB). or other agreements.

Due to banking authorities' provisions, especially pursuant to ss. 18 KWG (German Banking Act), the Bank must be informed about the economic situation of the borrower before granting the credit and during the credit term. Thus, the borrower herewith undertakes to keep the Bank timely informed concerning the economic situation of its company and any affiliated companies and to make its Annual Financial Statements available to the Bank immediately and unsolicitedly upon completion, duly signed and. audited, however, at the latest nir5e months after the end of the corresponding business year. Additionally, it is understood that the borrower will provide the Bank with further information and documents upon request and that he / she will keep the Bank posted concerning the further development of the company by providing quarterly data, sales / earnings and cash schemes in addition to performance reports.

In compliance with the requirements of the Bundesanstalt fur Finanzdienstleistungsaufsicht (Federal Financial Supervisory Authority), the Bank reserves the right to terminate the credit agreement with immediate effect, if the borrower does not comply with its obligation to disclose, inform and present. This applies notwithstanding the bank's other rights of termination resulting from the "General Terms and Conditions" (Allgemeine Geschaftsbedingungen, AGB) or other agreements and legal requirements.

Should credit claims be transferred or assigned to a central bank or another credit institute (subsequently referred to as refinancing institute) to refinance the Bank or be used for refinancing purposes via another legal instrument, the borrower agrees in such cases that the Bank will disclose his name and address - apart from other necessary data (credit amount, maturity, (partial) repayments, extensions) - to the refinancing institute.

                                                               COMMERZBANK

                                                               FILIALE GOTTINGEN

Page - 4 - 'Letter to: 1 Korona- Haushaltswaren GmbH & Co. KG - GeschAftsleitung
--------------------------------------------------------------------------------
 - , dated 8 May 2003 -
-----------------------

We would like to point out that we expect an increase in business and turnover corresponding with our share and the ratio of your short-term credit lines.

You must inform us timely and in advance about changes regarding your shareholders.

Our "General Terms and Conditions" shall apply additionally; they are an integral part of our Credit Confirmation.

To cover our expenses occurred by the credit examination and by entering into contact with Hong Kong in connection with granting this credit, we will charge you with an amount of (euro) 1,900.00 which we will debit to your account no. 4343133.00.

Please confirm by duly signing and returning the enclosed copy that you consent to the stipulations of this Agreement and that you .have received our enclosed "General Terms and Conditions". Thus, our previous credit confirmation letters become void.

We are looking forward to continuing our pleasant business relationship.

Yours sincerely,

COMMERZBANK
Aktiengesellscaft
Filiale Gottingen

We consent to all stipulations of the above document and confirm receipt of-your "General a Terms and Conditions" (AGB).

                                            Korona-Haushaltswaren GmbH & Co. KG
                                            Auf d.Huttenberge 1-3
                                            35428 Langgons
                                            Tel 06447 / 8861 -D
                                            Fax
Langgoens, (Date)                           /s/
                 ------------               ---------------------------------
                                            (Seal and Signatures
                                            Korona-Haushaltswaren GmbH & Co. KG)



We consent to the content of the above letter and confirm acceptance of the stipulations referring to us.

                                            BONSO ELECTRONICS INTERNATIONAL INC.


Hong Kong, Date                             /s/ Anthony So
               --------------               ---------------------------------
                                            (Seal and Signatures
                                            Bonso Electronics Inc.)